PRIMERO TO RELEASE FIRST QUARTER 2013 RESULTS AND HOLD ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS ON MAY 8, 2013

Toronto, Ontario, April 8, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it plans to release its first quarter 2013 financial results and host its Annual General and Special Meeting of Shareholders ("AGM") on Wednesday, May 8, 2013. Primero has filed its 2012 management's discussion and analysis of financial condition and results of operations ("MD&A") and 2012 audited financial statements on SEDAR (www.sedar.com) and Edgar (www.sec.gov). Shareholders may request, free of charge, a hard copy of the audited financial statements to info@primeromining.com.

AGM Details

The AGM will begin on Wednesday, May 8, 2013 at 9:00 am EDT and will be held at the offices of McMillan LLP located at Brookfield Place, Suite 4400, 181 Bay Street, Toronto, ON. For those unable to attend in person please see below for alternative methods of participation.

To listen to the AGM please dial North America toll free 1-855-410-0553 or 1-646-583-7389 for calls outside Canada and the U.S., and enter the participant passcode: 272952#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://event.onlineseminarsolutions.com/r.htm?e=604864&s=1&k=53D27CA9D250CD4F25AC8A1657570765

A recorded playback of the AGM conference call will be available until June 8, 2013 by dialing 1-855-410-0556 or 646-583-7395 and entering the call back passcode 337299#.

Q1 2013 Results Conference Call Details

Primero is scheduled to release first quarter 2013 financial results before the market opens on Wednesday, May 8, 2013. A conference call will be held on Wednesday, May 8, 2013 at 11:00 a.m. EDT to discuss the first quarter operating and financial results. Participants may join the call by dialing North America toll free 1-855-410-0553 or 1-646-583-7389 for calls outside Canada and the U.S., and entering the participant passcode 956408#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://event.onlineseminarsolutions.com/r.htm?e=604844&s=1&k=AC3908F148CB41889439DAA2D3382B32

A recorded playback of the Q1 2013 results call will be available until June 8, 2013 by dialing 1-855-410-0556 or 646-583-7395 and entering the call back passcode 337298#.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com